FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of May 2002

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ___X___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ___X___   No _____

If "yes" is marked, indicate below this file number assigned to the registrant in connection with
Rule 12g-3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2002   SUN INTERNATIONAL HOTELS LIMITED

By:	/s/John R. Allison
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99	Press Release on May 22, 2002 Sun International Announces Filing of Universal Shelf Registration Statement

Exhibit 99



Sun International

FROM: Sun International
Paradise Island, The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

**SUN INTERNATIONAL ANNOUNCES FILING OF
UNIVERSAL SHELF REGISTRATION STATEMENT**

PARADISE ISLAND, The Bahamas, May 22, 2002 – Sun International Hotels Limited (NYSE: SIH) ("Sun International") announced today that it has filed a universal shelf registration statement with the Securities and Exchange Commission relating to the sale of up to $500 million in securities. The shelf registration statement allows Sun International the flexibility as to the type of security it could choose to sell in the future, including various types of debt securities, ordinary shares, preference shares and warrants, and replaces Sun International's previously filed shelf registration statement which related only to debt securities. Sun International may also utilize the shelf registration statement to register secondary sales of ordinary shares by selling shareholders. At present, Sun International does not have any plans to issue any additional debt securities, ordinary shares, preference shares or warrants pursuant to the shelf registration statement.

Copies of the registration statement and Sun International's other SEC filings may be obtained at the SEC's web site at www.sec.gov.

The registration statement filed with the Securities and Exchange Commission has not yet become effective. The securities registered under this registration statement may not be sold, nor may offers to buy the securities be accepted, prior to the time the registration statement becomes effective. Following the effective date of the shelf registration, the securities may be offered from time to time directly by the company or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Sun International, nor shall there be any sale of securities of Sun International in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Inquiries should be directed to John R. Allison, Executive Vice President -- Chief Financial Officer of Sun International Hotels Limited, at 242-363-6016.   For other information you can also visit our website at www.sunint.com.

Certain statements and information included in this release constitute "forward looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995.   Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Sun International to be materially different from any future results, performance, or achievements expressed or implied in such forward looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is contained in the Sun International's SEC filings.

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